

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Dominic Wells
Chief Executive Officer
Onfolio Holdings, Inc.
Executive Centre Taipei, Level 4
Neihu New Century Building No, No. 55, Zhouzi St
Neihu District, Taipei City, 114, Taiwan

> **Re: Onfolio Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 26, 2022**
> **File No. 333-264191**

Dear Mr. Wells:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed April 26, 2022

Financial Statements
Consolidated Statements of Operations, page F-4

1.   Please revise to state separately the cost of products sold and cost of services for the periods presented pursuant to Rule 5-03(b)(2) of Regulation S-X.

Note 2 - Summary of Significant Accounting Policies, page F-7

2.   Please expand the accounting policy disclosure to include your accounting policy for cost of product revenues and cost of services.

       You may contact Claire DeLabar, Senior Staff Accountant, at 202-551-3349 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David M. Bovi